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                                                                    EXHIBIT 21.1

                               [HARTE-HANKS LOGO]

                   News From Harte-Hanks Communications, Inc.
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FOR IMMEDIATE RELEASE:
May 19,1997

                 HARTE-HANKS SIGNS DEFINITIVE AGREEMENT TO SELL
             ITS NEWSPAPERS AND TV STATION TO E.W. SCRIPPS COMPANY

SAN ANTONIO, TX -- Harte-Hanks Communications, Inc. (NYSE:HHS) announced today that it has signed a definitive agreement to sell to the E.W. Scripps Company (NYSE:SSP) its newspaper operations and KENS-TV, the CBS affiliate in San Antonio. The announcement was made by Larry Franklin, president and chief executive officer of Harte-Hanks.

Harte-Hanks publishes five daily newspapers in Texas -- the Corpus Christi Caller-Times, Abilene Reporter-News, Wichita Falls Times Record News, San Angelo Standard-Times and Plano Star Courier -- and one in South Carolina, the Anderson Independent-Mail. The company also publishes approximately 25 associated non-daily publications, including community newspapers and supplemental publications. All of the company's newspapers, along with KENS-TV and its radio station KENS-AM, are included in the sale agreement with Scripps.

The agreement calls for a Morris Trust form of transaction. Immediately before the sale to Scripps, Harte-Hanks will spin off to its stockholders a new holding company bearing the Harte-Hanks name and comprising its direct marketing and shopper businesses.

It is anticipated that Scripps will assume approximately $200 million of Harte-Hanks debt in connection with the transaction, in which case Scripps would issue to Harte-Hanks stockholders in a tax-free exchange Class A common stock of Scripps with a value at closing of $425 million, bringing the transaction's total value to $625 million. In the event that Scripps assumes less debt of Harte-Hanks, the amount of Class A common stock issued by Scripps will increase to a maximum of $605 million if Scripps assumes no debt of Harte-Hanks. The exact number of shares to be issued by Scripps will be determined by the trading price of Scripps shares within a "collar" range of $32.72 and $40.00. Harte-Hanks has the right to terminate the transaction if the Scripps stock is trading below $32.72, subject to Scripps' right to offer sufficient additional shares to restore the value of the transaction. Neither party has the right to terminate the transaction if the Scripps stock is trading above $40.00.

Recently, legislation has been introduced which would prevent Morris Trust transactions. The agreement announced today assumes that any final legislation will permit Morris Trust transactions in some form. The parties' motivation in selecting the Morris Trust form of transaction is like that of parties to a typical stock-for-stock tax-free merger, rather than the elimination of debt or a typical cash sale. In fact, the maximum debt that could be involved in this

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           P.O. BOX 269 SAN ANTONIO, TEXAS 78291-0269 210-829-9000
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transaction represents less than one-third the value of the total transaction.
Furthermore, unlike some Morris Trust transactions, the debt Scripps will assume arose from the ordinary course of Harte-Hanks' operations and was not incurred in contemplation of this transaction.

Harte-Hanks has the right to terminate the Morris Trust form of transaction at any time through December 31, 1997, in which case Scripps would acquire the Harte-Hanks newspaper operations, KENS-TV and KENS-AM directly for a cash price of $775 million. If the tax status of Morris Trust transactions remains unclear at December 31, 1997, the parties will call off the Morris Trust transaction and proceed with the cash transaction. However, if it is clear at December 31, 1997 that Morris Trust transactions can be done, the parties will call off the cash transaction and proceed with the Morris Trust transaction.

Commenting on the agreement, Franklin said, "We are very pleased to have reached agreement to sell our newspapers and KENS-TV to an outstanding communications company like E.W. Scripps. We have the highest respect for the Scripps organization and believe that our people will have tremendous opportunity to grow and advance in a company like theirs, which is focused primarily on publishing and broadcasting. We are also pleased to have found a single buyer for all our newspapers and television operations and are optimistic about making a Morris Trust transaction work. Although it will be sad to say goodbye to the many talented, dedicated people who have made our newspapers and KENS industry leaders, this transaction will make it possible for Harte-Hanks to focus on our more targeted direct marketing and shopper businesses, which together represent about 75% of our revenues today. We are convinced this is the right decision for all our stakeholders and look forward to closing the transaction by the end of the year."

William R. Burleigh, president and chief executive officer of Scripps, said, "This is the kind of deal we've been looking for. For an attractive price, we're going to greatly increase the geographic diversity of our newspaper division through the addition of five mid-sized markets in the vibrant Texas economy, plus one growth market in South Carolina. The television station -- KENS in San Antonio, Texas -- has been one of the industry's strongest franchises for many years. This also puts us back in business with the CBS network, adding some diversity to our current lineup of ABC and NBC stations."

The closing is subject to Federal Communications Commission approval and other customary conditions including, in the case of the Morris Trust transaction, the effectiveness of a registration statement with the Securities and Exchange Commission, the approval of Harte-Hanks stockholders, clarification of the tax status of Morris Trust transactions and receipt of a tax ruling from the Internal Revenue Service. Harte-Hanks' financial advisor, Donaldson, Lufkin & Jenrette Securities Corporation, has delivered a fairness opinion to the company's board of directors.

Based in San Antonio, Texas, Harte-Hanks owns and operates an international direct marketing company that provides a full range of specialized, coordinated and integrated services including response management/teleservices, database marketing and marketing services. The company also owns and operates shoppers that are zoned into 580 separate editions reaching almost 7 million households in four major markets each week; six daily newspapers and approximately 25 non-daily publications, including community newspapers and supplemental publications; KENS-TV, the CBS affiliate in San Antonio and KENS-AM Radio.
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Based in Cincinnati, Ohio, the E.W. Scripps Company currently operates television stations in nine markets and newspapers in 16 markets. Through its entertainment division, the company operates United Media, a syndicator and licensor of news features and comics; two television programming companies, Scripps Howard Productions and Cinetel Productions; and a cable television network, Home & Garden Television.

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FOR MORE INFORMATION, CONTACT: LARRY FRANKLIN (210) 829-9105

This release and other information on Harte-Hanks can be found on the World Wide Web at http://www.harte-hanks.com


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                                COMPARISON CHART
       PURCHASE PRICE FOR HARTE-HANKS NEWSPAPERS AND TELEVISION STATION


I.  MERGER FOR STOCK       EXAMPLE A          EXAMPLE B          EXAMPLE C
    ("MORRIS TRUST")
     Purchase price       $625 million       $615 million       $605 million

     Debt assumed         $200 million       $100 million       0

     Stock value          $425 million       $515 million       $605 million

     Shares issued*       10.6M - 13.0M      12.9M - 15.7M      15.1M - 18.5M

* exact number of shares determined by market price for Scripps during period prior to closing, subject to a "collar" price of $32.72 to $40.

II.  CASH PURCHASE        $775 MILLION